Mueller Industries, Inc.
8285 Tournament Drive, Suite 150
Memphis, TN 38125

December 28, 2012

Via EDGAR

Mr. John Cash
Accounting Branch Chief
United States Securities and Exchange Commission
Washington, D.C.  20549-4631

Re:	Mueller Industries, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 28, 2012
Definitive Proxy Statement on Schedule 14A
Filed March 21, 2012
File No. 001-06770

Dear Mr. Cash:

We have reviewed your letter dated December 17, 2012.  Following are the staff’s comments followed by our responses, which are numbered to correspond with the numbers set forth in the staff’s comment letter:

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements, page F-l
Note 9 – Employee Benefits, page F-28

1.	In future annual filings please provide your disclosure of the fair value hierarchy of each class of plan assets, as of each balance sheet date presented, as required by ASC 715-20-50-1.

Company response:

Your comment is noted and in future filings we will make the required disclosure as of each balance sheet date presented.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis. page 22
Special One-Time Bonus Award, page 28

2.
We note your disclosure regarding the $2 million special bonus paid to retain Mr. Karp's services through December 15, 2011 and to make Mr. Karp whole for bonuses he voluntarily elected to forgo in prior years.  However, your Form 8-K filed on May 16, 2011, disclosing the letter agreement, does not indicate that the special bonus is being paid in part to make Mr. Karp whole for prior bonuses he elected to forgo.  Please tell us the amount of the special bonus that is attributed to the prior bonuses that Mr. Karp voluntarily elected to forego.  Please also provide details regarding the amount and relevant year for each bonus Mr. Karp elected to forgo.  Please advise if the company disclosed Mr. Karp's election to forgo such bonuses in any of the company's prior filings.

Company response:

Of the $2 million special bonus to Mr. Karp, $1.25 million is attributable to prior bonuses Mr. Karp voluntarily elected to forgo.  In 2008, Mr. Karp voluntarily elected to forgo bonus in the amount of $750 thousand.  This election was described in the Definitive Proxy Statement on Schedule 14A, page 22, filed on March 26, 2009 as follows:

     Annual Bonus Plan. Early in 2008, the Compensation Committee established a performance target for the year based upon EBITDA (earnings before interest, taxes, depreciation and amortization) less certain adjustments.  The Compensation Committee established graduated EBITDA targets that ranged from $107 million (earning zero bonus) to $172 million (earning a 200% bonus) with a maximum bonus of $2,500,000; the actual earned percentages applied to base salary for determination of the award were linear for actual EBITDA results between the graduated scale.  These performance targets were exceeded and resulted in the maximum payment allowed under the plan for 2008.  Although Mr. Karp was entitled to receive his full bonus in the amount of $2,500,000, he declined to accept the payment of his full bonus and instead accepted a bonus equal to $1,750,000.

In 2009, Mr. Karp voluntarily elected to forgo bonus in the amount of $500 thousand.  This election was described in the Definitive Proxy Statement on Schedule 14A, page 23, filed on March 24, 2010 as follows:

     Annual Bonus Plan.  Early in 2009, the Compensation Committee established a performance target for the year based upon EBITDA (earnings before interest, taxes, depreciation and amortization) subject to certain adjustments.  The Compensation Committee established graduated EBITDA targets that ranged from $77 million (earning zero bonus) to $142 million (earning a 200% bonus) with a maximum bonus of $2,500,000; the actual earned percentages applied to base salary for determination of the award were linear for actual EBITDA results between the graduated scale.  Actual performance resulted in a 73% payment under the plan for 2009.  Although Mr. Karp was entitled to receive a bonus in the amount of $1,098,600, he declined to accept the payment of his full bonus and instead accepted a bonus equal to $598,600.

In addition, the Company acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional information, you may contact me by telephone at (901)753-3226 or you may contact Richard Corman, Vice President-Controller, at (901)753-3217.

Sincerely,

/s/Jeffrey A. Martin
Jeffrey A. Martin
Interim Chief Financial Officer